(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Fourth Quarter and Full Year 2016 Results and Initiates Guidance for 2017

•Net sales growth of 8.1% in the fourth quarter
•GAAP diluted EPS and Adjusted diluted EPS of $0.32, both up 14% compared to Q4 2015
•2017 Adjusted diluted EPS guidance of $1.60-$1.70, representing 9% growth over 2016 at midpoint of range
•Record free cash flow of $398 million for full year 2016 exceeds Company's guidance
•$470 million returned to shareholders through dividends and share repurchases during 2016
•Fifth consecutive annual 20% increase in quarterly dividend
•Renewal of normal course issuer bid to repurchase up to 5% of issued and outstanding common shares

Montreal, Thursday, February 23, 2017 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended January 1, 2017 and initiated guidance for 2017. The Company also announced a 20% increase in the amount of its quarterly dividend and the renewal of its normal course issuer bid to repurchase up to 5% of its issued and outstanding common shares.

For the year ended January 1, 2017, the Company achieved diluted EPS of $1.47, and adjusted EPS of $1.51, slightly above its previous guidance of adjusted EPS of $1.48 to $1.50. Sales for the full year of $2.59 billion were essentially in line with the Company's previous sales guidance of approximately $2.6 billion. Adjusted EPS of $0.32 in the fourth quarter was up 14% on sales of $588 million, which were up 8% over the fourth calendar quarter of 2015. Results for the Printwear segment were in-line with the Company's expectations, while retailer inventory reductions in the fourth quarter contributed to lower than anticipated sales in Branded Apparel. The Company generated strong free cash flow in the quarter of $142 million resulting in record free cash flow of $398 million for the full year. During 2016 the Company executed on all of its capital allocation priorities, including the completion of two acquisitions, while returning approximately $470 million to shareholders through the payment of dividends and share repurchases.

Consolidated Results
The 8.1% increase in consolidated sales in the quarter compared to the corresponding quarter in 2015 reflected sales increases of 14.4% in the Printwear segment and 1.2% in Branded Apparel. Growth was primarily driven by the impact of the Alstyle and Peds acquisitions and organic unit sales volume growth in Printwear, partly offset by the impact of significant retailer inventory destocking and the anticipated impact of the exit of private label programs in Branded Apparel, as well as lower net selling prices in Printwear. The acquisitions of Alstyle and Peds contributed approximately $50 million in sales in the fourth quarter of 2016.

Consolidated gross margin in the fourth quarter of 2016 was 26.7%, in line with the same period last year, as the benefits from lower raw material and other input costs were largely offset by lower net selling prices. SG&A expenses as a percentage of sales of 14.8% in the quarter were up from 13.4% compared to the prior year quarter due primarily to higher marketing and advertising expenses as well as SG&A deleveraging in Branded Apparel due to lower organic sales compared to the fourth calendar quarter last year. Operating margins and adjusted operating margins in the fourth quarter of 2016 were both 11.9% compared to 13.0% and 13.2%, respectively, in the same period last year.

Net earnings totaled $74.3 million or $0.32 per share on a diluted basis for the three months ended January 1, 2017, compared with net earnings of $67.6 million or $0.28 per share for the three months ended January 3, 2016. Excluding after-tax restructuring and acquisition-related costs of $0.2 million in the quarter and $1.3 million in the same quarter last year, Gildan reported adjusted net earnings of $74.5 million, or $0.32 per share on a diluted basis for the fourth quarter of 2016, up from $68.9 million, or $0.28 per share in the prior year quarter. The 14.3% increase in adjusted diluted EPS was primarily due to higher gross profit, an income tax recovery in the quarter, and the benefit of share repurchases during the year, partly offset by higher SG&A and financial charges.

The Company generated strong free cash flow of $141.9 million in the fourth quarter, up $42.6 million or 43% from the same quarter last year. For the full year, the Company achieved a record level of free cash flow totaling $398.4 million, up 151% over the prior year. The increase in free cash flow for both periods reflected higher cash from operating activities, including favourable changes to working capital and a reduction in capital expenditures. Capital expenditures of approximately $140 million for 2016 came in slightly lower than the Company’s previous guidance of approximately $150 million and reflected investments primarily related to textile capacity, including the development of Rio Nance 6 and capacity expansion in Bangladesh, as well as investments in yarn-spinning , including the ramp-up of ring-spun yarn production in the Mocksville, NC facility. During the fourth quarter of 2016, the Company repurchased approximately 1.6 million common shares under its NCIB at a total cost of $42.8 million. During the course of 2016, the Company repurchased a total of 13.8 million common shares at a total cost of $394.5 million. Gildan ended the quarter with net debt of $562 million and a leverage ratio of 1.0 times net debt to adjusted EBITDA, in line with targeted levels.

Segmented Operating Results
The Printwear business continued to perform well in line with management’s expectations. Segment sales for the fourth quarter of 2016 grew strongly to $325.8 million, up 14.4% from $284.9 million in the same calendar quarter last year. The increase was mainly due to the $30 million sales contribution from the Alstyle acquisition and organic unit sales volume growth driven by strong double digit volume growth in international printwear markets and higher sales of fashion basics. These positive factors were partly offset by lower net selling prices and the impact of unfavourable foreign currency exchange on international sales.

Operating income in Printwear for the three months ended January 1, 2017 totaled $68.6 million, up 9.2% compared to $62.8 million in the fourth calendar quarter of 2015. Operating margins were 21%, down 100 basis points over the prior year due primarily to lower 2016 net selling prices, unfavourable foreign currency exchange, and the short-term dilutive impact on operating margins from the acquisition of Alstyle. These factors were partly offset by the benefit of lower raw material and other input costs.

Net sales for the Branded Apparel segment in the quarter were $262.1 million, up 1.2% from $258.9 million in the fourth calendar quarter of 2015. Despite a challenging retail environment, the approximate $20 million impact from the Peds acquisition combined with positive point of sales growth during the quarter more than offset the impact of significant retailer inventory destocking and the anticipated impact of the exit of certain private label programs as the Company had previously planned.

Operating income in Branded Apparel was $24.0 million in the three months ended January 1, 2017 compared to $31.0 million in the same quarter last year. Branded Apparel operating margins for the quarter were 9.1% down from 12.0% in the same quarter last year. The operating margin decline was primarily due to re-timed marketing and advertising expenses and SG&A deleveraging resulting from lower organic sales impacted by retailer inventory destocking, partly offset by lower raw material and other input costs.

Year-to-date consolidated sales and earnings
Consolidated net sales of $2,585.1 million in 2016 were slightly up from $2,568.6 million in calendar 2015 due to a 1% increase in Printwear segment sales, while Branded Apparel sales were flat compared to the prior year. Net sales during 2016 were impacted by lower net selling prices, lower retailer inventory replenishment, the non-recurrence of distributor inventory re-stocking in 2015 and the exit of approximately $65 million in retailer private label programs combined with unfavourable foreign currency exchange and product-mix. These negative factors were more than offset by the benefit of positive POS growth in Printwear, organic sales growth in Branded Apparel excluding the planned exit of private label programs, and the acquisitions of Alstyle and Peds. Net sales for fiscal 2016 were essentially in line with the Company’s previous sales guidance of approximately $2.6 billion, provided on November 3, 2016, with Branded Apparel sales impacted by retailer inventory reductions in the fourth quarter.

Net earnings for 2016 were $346.6 million, or $1.47 per share on a diluted basis compared to $346.1 million or $1.42 per diluted share for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings for 2016 were $356.3 million slightly up from adjusted net earnings in calendar 2015. Adjusted diluted EPS for the year totaled $1.51 per share, up 3.4% compared to adjusted diluted EPS of $1.46 in the prior calendar year. The increase in adjusted EPS reflected higher adjusted operating income, lower income tax expense and the benefit of share repurchases during 2016, partly offset by higher financial charges. The overall effective tax rate for 2016, excluding the impact of after-tax restructuring and acquisitions costs, was 2.0% compared to 2.3% for the same period of the prior year. The Company achieved adjusted diluted EPS for 2016 slightly above its previous guidance of $1.48 to $1.50 provided on November 3, 2016, due to slightly higher operating income and the benefit of an income tax recovery in the fourth quarter.

Outlook
For 2017, Gildan expects to achieve adjusted diluted EPS in the range of $1.60 to $1.70, which at the mid-point of the guidance range represents growth of 9% over 2016 on projected high single digit consolidated net sales growth. Adjusted EBITDA for 2017 is expected to be in the range of $555 to $585 million. The Company is also projecting another record year of strong free cash flow generation in excess of $400 million.

Net sales in 2017 in the Printwear and Branded Apparel segments are each expected to increase in the high single digit range. For Printwear sales, the Company is assuming overall unit sales volume growth, including continued penetration in the fashion and performance segments of the North American market, and double digit international printwear shipment growth which is expected to more than offset the assumption of unfavourable foreign exchange impacts. Printwear sales in 2017 compared to the prior year are also expected to benefit from positive product-mix. Projected sales growth in Branded Apparel in 2017 reflects assumptions for sales growth from increased shelf space and new programs in the retail channel and favourable product-mix. Total projected consolidated net sales for 2017 assumes an incremental impact of approximately $160 to $185 million in sales from acquisitions completed in 2016 and early 2017. Expected sales from the Peds acquisition are included in the Company’s Branded Apparel sales projections, while the projected impact of the acquisitions of Alstyle and American Apparel is included in the Company’s projected Printwear segment sales.

The projected growth in adjusted diluted EPS for 2017 reflects primarily the benefit of expected organic sales growth from both operating segments and favourable product mix. In addition, the Company expects an approximate $0.05 to $0.07 per share accretive impact on earnings from acquisitions. The contribution on earnings from the acquisition of American Apparel is expected to be neutral in 2017 and accretive thereafter. The positive factors contributing to earnings growth in 2017 are expected to be partly offset by projected increases in SG&A expenses, higher income taxes, and unfavorable foreign exchange. The net impact of net selling prices, manufacturing cost savings from capital projects, and raw material costs compared to the prior year is expected to be favourable in the first half of 2017 and neutral to earnings for the full year. Projected earnings growth for 2017 is expected to be weighted in the first half of the year with strong earnings growth in the first quarter. The Company is assuming an income tax rate of approximately 5% in 2017. Consolidated operating margin for 2017 is expected to be slightly higher than 2016.

The Company’s strong free cash flow projection for 2017 reflects expected capital expenditures of approximately $125 million for the year to support future growth, primarily for textile capacity related to the continued development of the Rio Nance 6 facility in Honduras, capacity expansion in Bangladesh, investments in distribution and garment dyeing, as well as sewing capacity expansion to align to increases in textile capacity.

Increase in Quarterly Dividend and Renewal of Normal Course Issuer Bid
The Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.0935 per share, payable on April 3, 2017 to shareholders of record on March 9, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. This is the Company's fifth consecutive annual 20% increase in the quarterly dividend since inception of the dividend.

The Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) for a new normal course issuer bid (“NCIB”) commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. As of February 17, 2017, the Company had 230,245,359 common shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from February 27, 2017 to February 26, 2018 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 131,732 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan's current NCIB, which was initially approved by the TSX on February 24, 2016, and subsequently amended on July 26, 2016, authorized Gildan to make purchases under the bid from February 26, 2016 to February 25, 2017. During the three months ended January 1, 2017, the Company repurchased for cancellation a total of 1,582,434 common shares under its current NCIB at a total cost of $42.8 million. During the twelve months ended February 22, 2017, the Company repurchased for cancellation a total of 13,775,248 common shares under its NCIB for a total cost of $394.5 million and at a weighted average price paid per common share of approximately $28.64 of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of outstanding share data
As at February 17, 2017, there were 230,245,359 common shares issued and outstanding along with 2,532,019 stock options and 249,033 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Gildan renews shareholder rights plan
The Company also announced today that its Board of Directors has approved a new shareholder rights plan (the “Rights Plan”) which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on May 4, 2017. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s upcoming annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders, which include amendments to take into consideration the changes to the take-over bid rules that came into force in Canada on May 9, 2016. If approved by the shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Change in Fiscal Year-End
As announced in the Company’s fiscal 2015 filings, the Company transitioned to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end is now the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company's reported results for fiscal 2015 included the 15-month transition period from October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis began on January 4, 2016 and ended on January 1, 2017. The Company has provided supplemental financial information on its website containing recast historical financial information for 2011 to 2015 on a calendar year basis. For purposes of this press release, the 2015 comparative figures have been presented on a calendar year basis.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter 2016 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call will be available on Gildan's website or on the following link: http://edge.media-server.com/m/p/aj72rcmj. To access the conference call, dial toll-free (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 44204391#. A replay will be available for 30 days starting at 11:00 AM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast on Gildan's corporate website.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended January 1, 2017. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the year ended January 1, 2017  are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 27, 2017, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	January 1, 2017	January 3, 2016	Variation (%)	January 1, 2017	January 3, 2016	Variation (%)
Net sales	587.9	543.8	8.1%	2,585.1	2,568.6	0.6%
Gross profit	156.9	144.8	8.4%	719.7	687.3	4.7%
SG&A expenses	86.8	72.8	19.2%	336.4	308.4	9.1%
Restructuring and acquisition-related costs	0.2	1.3	(84.6)%	11.7	11.3	3.5%
Operating income	69.8	70.7	(1.3)%	371.5	367.5	1.1%
Adjusted operating income(1)	70.0	72.0	(2.8)%	383.2	378.8	1.2%
Adjusted EBITDA(1)	102.6	101.7	0.9%	523.8	503.8	4.0%
Financial expenses	5.8	2.4	141.7%	19.7	15.0	31.3%
Income tax expense (recovery)	(10.3)	0.6	n.m.	5.2	6.4	(18.8)%
Net earnings	74.3	67.6	9.9%	346.6	346.1	0.1%
Adjusted net earnings(1)	74.5	68.9	8.1%	356.3	355.4	0.3%
Diluted EPS	0.32	0.28	14.3%	1.47	1.42	3.5%
Adjusted diluted EPS(1)	0.32	0.28	14.3%	1.51	1.46	3.4%
Gross margin	26.7%	26.6%	0.1 pp	27.8%	26.8%	1.0 pp
SG&A expenses as a percentage of sales	14.8%	13.4%	1.4 pp	13.0%	12.0%	1.0 pp
Operating margin	11.9%	13.0%	(1.1) pp	14.4%	14.3%	0.1 pp
Adjusted operating margin(1)	11.9%	13.2%	(1.3) pp	14.8%	14.7%	0.1 pp

Cash flows from operating activities	170.6	133.8	27.5%	537.9	384.3	40.0%
Free cash flow(1)	141.9	99.3	42.9%	398.4	158.8	150.9%

As at	January 1, 2017	January 3, 2016
Inventories	954.9	851.0
Trade accounts receivable	277.7	306.1
Net indebtedness(1)	561.8	324.3
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Twelve months ended
(in U.S.$ millions, or otherwise indicated)	January 1, 2017	January 3, 2016	Variation (%)	January 1, 2017	January 3, 2016	Variation (%)
Segmented net sales:
Printwear	325.8	284.9	14.4%	1,651.1	1,634.4	1.0%
Branded Apparel	262.1	258.9	1.2%	934.0	934.2	0.0%
Total net sales	587.9	543.8	8.1%	2,585.1	2,568.6	0.6%

Segment operating income:
Printwear	68.6	62.8	9.2%	388.1	384.6	0.9%
Branded Apparel	24.0	31.0	(22.6)%	85.4	82.8	3.1%
Total segment operating income	92.6	93.8	(1.3)%	473.5	467.4	1.3%
Corporate and other(1)	(22.8)	(23.1)	(1.3)%	(102.0)	(99.9)	2.1%
Total operating income	69.8	70.7	(1.3)%	371.5	367.5	1.1%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions)	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Net earnings	74.3	67.6	346.6	346.1
Restructuring and acquisition-related costs	0.2	1.3	11.7	11.3
Depreciation and amortization	32.6	29.8	140.6	125.0
Financial expenses, net	5.8	2.4	19.7	15.0
Income tax expense	(10.3)	0.6	5.2	6.4
Adjusted EBITDA	102.6	101.7	523.8	503.8

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions)	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Operating income	69.8	70.7	371.5	367.5
Adjustment for:
Restructuring and acquisition-related costs	0.2	1.3	11.7	11.3
Adjusted operating income	70.0	72.0	383.2	378.8

Operating margin	11.9%	13.0%	14.4%	14.3%
Adjusted operating margin	11.9%	13.2%	14.8%	14.7%

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions, except per share amounts)	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Net earnings	74.3	67.6	346.6	346.1
Adjustments for:
Restructuring and acquisition-related costs	0.2	1.3	11.7	11.3
Income tax recovery on restructuring and acquisition-related costs	—	—	(2.0)	(2.0)
Adjusted net earnings	74.5	68.9	356.3	355.4
Basic EPS	0.32	0.28	1.47	1.43
Diluted EPS	0.32	0.28	1.47	1.42
Adjusted diluted EPS	0.32	0.28	1.51	1.46

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in U.S.$ millions)	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Cash flows from operating activities	170.6	133.8	537.9	384.3
Cash flows used in investing activities	(35.8)	(34.5)	(303.4)	(329.3)
Adjustment for:
Business acquisitions	7.1	—	163.9	103.8
Free cash flow	141.9	99.3	398.4	158.8

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	January 1, 2017	January 3, 2016
Long-term debt and total indebtedness	600.0	375.0
Cash and cash equivalents	(38.2)	(50.7)
Net indebtedness	561.8	324.3

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months is calculated as adjusted EBITDA for the trailing twelve months, including the pro-forma adjustments to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. We use, and believe that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions)	January 1, 2017	January 3, 2016
Adjusted EBITDA for the trailing twelve months	523.8	503.8
Adjustment for:
Business acquisitions	12.5	2.7
Pro-forma adjusted EBITDA for the trailing twelve months	536.3	506.5

Net indebtedness	561.8	324.3
Net debt leverage ratio	1.0	0.6

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to adjusted diluted earnings per share, earnings per share accretion from acquisitions, net sales, organic sales growth and incremental net sales from acquisitions, net selling prices, product mix, new programs and increased shelf space in the retail channel, foreign exchange, operating margins, adjusted EBITDA, free cash flow, capital expenditures, manufacturing capacity expansion, raw material costs, cost savings, SG&A expenses, and income taxes. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle, Peds, and American Apparel acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds®, and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products are also marketed through a global license for the Mossy Oak® brand. The Company's products are sold in two primary markets, namely the printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of Gildan's customers. With over 48,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive corporate social responsibility program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildan.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 1, 2017	January 3, 2016
Current assets:
Cash and cash equivalents	$38,197	$50,675
Trade accounts receivable	277,733	306,132
Inventories	954,876	851,033
Prepaid expenses, deposits, and other current assets	69,719	42,934
Assets held for sale	—	2,840
Total current assets	1,340,525	1,253,614
Non-current assets:
Property, plant and equipment	1,076,883	1,044,389
Intangible assets	354,221	336,753
Goodwill	202,108	190,626
Deferred income taxes	1,500	2,793
Other non-current assets	14,907	6,105
Total non-current assets	1,649,619	1,580,666
Total assets	$2,990,144	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$234,062	$232,268
Income taxes payable	1,866	953
Total current liabilities	235,928	233,221
Non-current liabilities:
Long-term debt	600,000	375,000
Other non-current liabilities	34,569	37,616
Total non-current liabilities	634,569	412,616
Total liabilities	870,497	645,837
Equity:
Share capital	152,313	150,497
Contributed surplus	23,198	14,007
Retained earnings	1,903,525	2,022,846
Accumulated other comprehensive income	40,611	1,093
Total equity attributable to shareholders of the Company	2,119,647	2,188,443
Total liabilities and equity	$2,990,144	$2,834,280

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Net sales	$587,887	$543,766	$2,585,070	$2,568,618
Cost of sales	431,025	398,995	1,865,367	1,881,359
Gross profit	156,862	144,771	719,703	687,259
Selling, general and administrative expenses	86,784	72,795	336,433	308,406
Restructuring and acquisition-related costs	235	1,311	11,746	11,317
Operating income	69,843	70,665	371,524	367,536
Financial expenses, net	5,848	2,421	19,686	15,004
Earnings before income taxes	63,995	68,244	351,838	352,532
Income tax expense (recovery)	(10,296)	630	5,200	6,389
Net earnings	74,291	67,614	346,638	346,143
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	15,774	8,668	39,518	7,501
Actuarial loss on employee benefit obligations	(5,239)	(10,000)	(5,239)	(10,000)
	10,535	(1,332)	34,279	(2,499)
Comprehensive income	$84,826	$66,282	$380,917	$343,644
Earnings per share:
Basic	$0.32	$0.28	$1.47	$1.43
Diluted	$0.32	$0.28	$1.47	$1.42

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Cash flows from (used in) operating activities:
Net earnings	$74,291	$67,614	$346,638	$346,143
Adjustments to reconcile net earnings to cash flows from (used in) operating activities
Depreciation and amortization	32,613	29,782	140,597	124,959
Other	(5,321)	(3,829)	17,850	3,760
	101,583	93,567	505,085	474,862
Changes in non-cash working capital balances:
Trade accounts receivable	125,020	117,006	57,097	(84,192)
Income taxes	(7,980)	1,556	(1,716)	3,216
Inventories	(7,346)	(20,979)	(15,188)	63,988
Prepaid expenses and deposits other current assets	9,135	(4,833)	7,070	(4,626)
Accounts payable and accrued liabilities	(49,776)	(52,508)	(14,450)	(68,901)
Cash flows from operating activities	170,636	133,809	537,898	384,347

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(26,577)	(35,367)	(129,408)	(224,301)
Purchase of intangible assets	(2,292)	(1,138)	(10,833)	(5,301)
Business acquisitions	(7,112)	—	(163,947)	(103,800)
Proceeds on disposal of assets held for sale and property, plant and equipment	202	1,984	833	4,131
Cash flows used in investing activities	(35,779)	(34,521)	(303,355)	(329,271)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under long-term bank credit facilities	(91,000)	(87,000)	(375,000)	(24,000)
Proceeds from term loan	—	—	300,000	—
Proceeds from issuance of notes	—	—	300,000	—
Dividends paid	(18,391)	(15,980)	(74,382)	(79,687)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4,696)	—	(4,696)	—
Proceeds from issuance of shares	452	7,593	2,209	15,676
Repurchase and cancellation of shares	(42,816)	—	(394,451)	—
Cash flows used in financing activities	(156,451)	(95,387)	(246,320)	(88,011)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(651)	(323)	(701)	(1,488)
Net increase (decrease) in cash and cash equivalents during the period	(22,245)	3,578	(12,478)	(34,423)
Cash and cash equivalents, beginning of period	60,442	47,097	50,675	85,098
Cash and cash equivalents, end of period	$38,197	$50,675	$38,197	$50,675

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